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                          August 31, 2022

       Yuichi Iwaki, M.D., Ph.D.
       President and Chief Executive Officer
       MediciNova, Inc.
       4275 Executive Square, Suite 300
       La Jolla, California 92037

                                                        Re: MediciNova, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 26,
2022
                                                            File No. 333-267094

       Dear Dr. Iwaki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kirt Shuldberg, Esq.